EXHIBIT 21

List of Subsidiaries:

The following is a list of the subsidiaries of USA Broadband, Inc.:

Name of Subsidiary	State of Incorporation
Cable Concepts, Inc.	State of Washington
USAB Video Corp. II, Inc.	State of Delaware